INDEMNIFICATION

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency whereof are hereby acknowledged, the undersigned, for itself, its officers, directors, equity owners, agents, representatives, successors and assigns, ("Indemnitors") hereby agrees to defend, indemnify and hold harmless Guardian Technologies International, Inc., a Delaware corporation, its wholly-owned subsidiary Palo Verde Group, Inc., a Colorado corporation, and its wholly-owned subsidiary Hill Valley Capital, Inc., a Colorado corporation, together with their respective officers, directors, shareholders, agents, representatives, successors and assigns, ("Indemnitiees") from and against any and all claims, debts, liabilities, obligations and damages of whatsoever kind or description, known or unknown, direct or indirect, at law or in equity, whether now existing or arising in the future, including any and all judgments and/or awards to which they may become subject under any federal, state or local statute, rule regulation or order, or at common law or otherwise, arising out of or in connection with any obligation or liability for payment under two (2) promissory notes in favor of and held by Peak National Bank made and given by Indemnitor in the original principal amounts of $245,000 and $150,000, which promissory notes are secured by a first deed of trust encumbering certain real property located in Colorado Springs, Colorado owned by Hill Valley Capital, Inc.; and the undersigned further agrees to defend, indemnify and hold harmless Indemnitees against any and all costs and expenses, including reasonable legal fees and costs incurred and related to the foregoing.

Upon the occurrence of any event which would give rise to a claim by Indemnitees against, or to a rights of defense and indemnity against Indemnitor hereunder, or in the event that any suit, action, proceeding, investigation or claim is begun, made or instituted as a result of which Indemnitor may become obligated to Indemnitee hereunder, Indemnitee shall give written notice to Indemnitor of the occurrence of such event and shall identify Indemnitee's choice of counsel to represent such investigation, claim or proceedings, provided that the failure of Indemnitee to give notice shall not affect the indemnification obligations of Indemnitor hereunder. Indemnitee shall have the exclusive right to so defend, contest or protect against such matter utilizing the counsel of Indemnitee's choice (who shall be reasonably acceptable to Indemnitor). Indemnitor shall have the right, but not the obligaition, to participate at its own expense in the defense thereof by counsel of their choice. Indemnitee shall not pay, acknowledge, compromise or settle any such claim without the consent of Indemnitor, unless such payment, acknowlegment, compromise or settlement results in a full and complete release and discharge of Indemnitor from any liability.

All expenses incurred by Indemnitee for which indemnification hereunder is provided and after any final judgment or award shall have been remdered by a court, arbitration board or administrative agency of competent jurisdiction, or a settlement shall have been consummated, Indemnitee shall forward to Indemnitor written notice of any sums due and owing by them pursuant to this Agreement and Indemnitor shall pay all of the sums due and owing to Indemnitee within ten days of such notice.

INDEMNITOR
Global Casinos, Inc., a Utah corporation
By: /s/ Frank L. Jennings Frank L. Jennings, Chief Financial Officer